January 10, 2017

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


Re:      Form AW - Request for Withdrawal
         FT 6453
         Registration on Form S-6
         Amendment No. 2
         ACCESSION NUMBER: 0001445546-17-000077
         (File No. 333-314811; CIK No. 1683335)


Ladies and Gentleman:

      On behalf of First Trust Portfolios L.P. ("Depositor"), depositor, sponsor and principal underwriter of FT 6453 (the "Trust"), the Trust hereby requests the withdrawal of the above-mentioned Amendment to the Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended. The Amendment to the Registration Statement was originally filed with the Securities and Exchange Commission after hours on January 9, 2017. No securities of the Trust were sold, or will be sold, pursuant to the Amendment to the Registration Statement.

Sincerely,

FT 6453

By:        /s/ Elizabeth H. Bull
    ------------------------------------
             Elizabeth H. Bull,
           Senior Vice President